UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE, GRUPO FINANCIERO
SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.

Press Release titled “Banco Santander México announces that it has reached an agreement to acquire, jointly with its parent company’s global acquiring platform, Elavon Mexico, a merchant payment solutions company.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: February 21, 2020

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THAT IT HAS REACHED AN AGREEMENT TO ACQUIRE, JOINTLY WITH ITS PARENT COMPANY’S GLOBAL ACQUIRING PLATFORM, ELAVON MEXICO, A MERCHANT PAYMENT SOLUTIONS COMPANY

Mexico City, Mexico on February 21, 2020 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander Mexico” or the “Bank”), one of Mexico’s leading banks, announced today that it has reached an agreement to acquire 49% of the share capital of its Mexican partner in the merchant acquiring business, Elavon Mexico Holding Company, S.A. de C.V. (“Elavon Mexico”), a subsidiary of USB Americas Holdings Company (subsidiary of U.S. Bancorp) and Elavon Latin American Holdings, LLC (subsidiary of Elavon Inc.), while Santander Merchant Platform Solutions, S.L. (“SMPS”), a subsidiary of its parent company, Banco Santander, S.A. (“Banco Santander”), will acquire the remaining 51%. The transaction is expected to be completed in the coming weeks.

Elavon Mexico has operated the merchant acquiring business of Banco Santander México through an alliance agreement (the “Alliance”) since January 2010. The Alliance is the second largest player in the local acquiring market with around a 16% market share1 as of December 31st, 2019. As of December 31st, 2019, Elavon Mexico held around 250,000 point-of-sale (“PoS”) terminals, and the Alliance processed around 419 million transactions in 2019, making it the 4th largest in the market by number of transactions2.

With this transaction, following nearly ten years of continued success, SMPS and Banco Santander Mexico seek to regain control of the Mexican acquiring business in order to invest in innovation to position the business with a strong and differentiated value proposition for clients.

This transaction will entail a joint investment of Ps.1,600 million (approximately U.S.$85 million). Given the transaction terms, the estimated capital consumption would amount to 0.9 basis points of Grupo Santander capital, and 1.6 basis points of Banco Santander Mexico capital.

With respect to the transaction, Héctor Grisi Checa – Executive President and Chief Executive Officer of Banco Santander Mexico stated: “We are very pleased to have reached this agreement to acquire, jointly with Grupo Santander’s new global acquiring platform first announced by our Chairman this past April, our partner for the past ten years in the Mexican acquiring business. We see excellent opportunities to continue growing the business, strengthening our value proposition to clients, and benefiting from economies of scale with the integration of different markets to the aforementioned platform.”

1 Source: Promoción y Operación, S.A. de C.V. (“Prosa”).

2 Source: Comisión Nacional Bancaria y de Valores (“CNBV”).

Material Fact
Banco Santander México

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of the leading banks in Mexico, offers a wide range of products and financial services, including retail banking, financial advisory services, as well as other investment activities. Banco Santander Mexico offers a financial services platform focused on the middle and high income segments of the population as well as small and medium companies. It also provides financial services to large multinational companies in Mexico. As of December 31st, 2019, Banco Santander Mexico held total assets of $1,412 billion pesos and had more than 18.1 million clients. Based in Mexico City, the company operates 1,402 branches and offices nationwide with a total of 19,975 employees.

Investor Relations contact information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx

Material Fact
Banco Santander México